# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Tamboran Resources Corporation, CIK 0001997652
CUSIP: 87507T101
Title of class of securities: Common stock, par value $0.001 per share
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One,, International Towers Sydney, 100 Baranga, Barangaroo NSW, Australia (C3), 2000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-111478
Filed by CIK 0000046765

## Reporting persons
- Helmerich & Payne, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,018,850; sole dispositive power 0; shared dispositive power 1,018,850; aggregate amount beneficially owned 1,018,850 (4.97% of the class)
- Helmerich & Payne International Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,018,850; sole dispositive power 0; shared dispositive power 1,018,850; aggregate amount beneficially owned 1,018,850 (4.97% of the class)

## Item 1. Issuer
Name of issuer: Tamboran Resources Corporation
Address of issuer's principal executive offices: Suite 01, Level 39, Tower One, International Towers Sydney, 100 Barangaroo Avenue Barangaroo NSW, C3, 2000

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by each of the following Reporting Persons:

i. Helmerich & Payne, Inc.
ii. Helmerich & Payne International Holdings, LLC

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is 222 North Detroit Avenue, Tulsa, Oklahoma 74120.
Citizenship:
Helmerich & Payne, Inc. is a Delaware corporation.
Helmerich & Payne International Holdings, LLC is a Delaware limited liability company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,018,850 shares of common stock consisting of 489,088 shares of common stock and 529,762 shares of common stock represented by 105,952,380 depositary interests, where each depository interest represents 1/200th of a share of common stock.
Percent of class: 4.97% based on a total of 20,493,869 shares of common stock outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 13, 2025.
Shared power to vote or to direct the vote: 1,018,850
Shared power to dispose or to direct the disposition: 1,018,850

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated as of October 25, 2024 (incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons on October 25, 2024).

## Signatures
- Helmerich & Payne, Inc.: /s/ Debra R. Stockton, Debra R. Stockton, General Counsel (01/07/2026)
- Helmerich & Payne International Holdings, LLC: /s/ William H. Gault, William H. Gault, Secretary (01/07/2026)